PROMISSORY NOTE

$35,000                                                                                              Dated: November 15, 2000

SECTION ONE

TERMS OF NOTE

FOR VALUE RECEIVED, SGI INTERNATIONAL, OTC Bulletin Board symbol "SGII" ("the "Debtor"), of 1200 Prospect Street, Suite 325, La Jolla, California 92037 promises to pay to the order of Jeffrey L. Smith (hereinafter "Smith") of 1087 West River St., Suite 200, Boise, ID, the principal sum of Thirty Five Thousand ($35,000) Dollars with interest thereon from the above date at the rate of nine percent (9%) per annum, payable upon five (5) days written demand but no sooner than on December 31, 2000 in cash or by mutual agreement in restricted common stock of the Debtor. Debtor shall be in default hereunder only after Smith gives five (5) days advance written notice to Debtor that it is in default, and Debtor does not cure such default within this prescribed period.

SECTION TWO

PREPAYMENT OF NOTE

Prepayment of the full principal balance, along with all unpaid interest, or any portion of the principal balance, along with any portion thereof of unpaid interest, is permitted at any time without penalty.

SECTION THREE

EFFECT OF WAIVER OF RIGHTS BY HOLDER

Holder is not under any obligation to exercise any of his rights under this note, and failure to exercise his rights under this note or to delay in exercising any of his rights shall not be deemed a waiver of or in any manner impair any of the rights of Holder.

SECTION FOUR

CUMULATIVE RIGHTS AND REMEDIES

The rights and remedies of Holder specified in this note are cumulative and do not exclude any other rights or remedies he may otherwise have.

SECTION FIVE

ACCELERATION ON INSOLVENCY OF DEBTOR

If Debtor shall be adjudged bankrupt, or file a petition in bankruptcy, or have a petition in bankruptcy filed against it, this note shall become due and payable immediately without demand or notice.

SECTION SIX

WAIVER OF PRESENTMENT, PROTEST, AND NOTICE OF DISHONOR

Except as otherwise required herein, Debtor hereby waives all acts on the part of Holder required in fixing the liability of the party, including among other things presentment, notice of dishonor, protest, notice of protest, notice of nonpayment, and any other notice.

SECTION SEVEN

CHOICE OF LAWS

This note shall be governed by and construed in accordance with the laws of California in all respects, including matters of construction, validity and performance.

SECTION EIGHT

COSTS OF COLLECTION

Debtor shall pay on demand all costs of collection, including legal expenses and attorney fees, incurred by Holder in enforcing this note on default.

SECTION NINE

INTEREST CHARGES

If a law, which applies to this note and which sets the maximum interest amount, is finally interpreted so that the interest in connection with this note exceeds the permitted limits, then: (1) any such interest shall be reduced by the amount necessary to reduce the interest to the permitted limit; and (2) any sums already collected (if any) from the Debtor which exceed the permitted limits will be refunded to the Debtor. Holder may choose to make this refund by reducing the principal Debtor owes under this note or by making a direct payment to the Debtor. If a refund reduces the principal, the reduction will be treated as a partial payment.

Dated: November 15, 2000                                                          SGI INTERNATIONAL

                                                                                                      By /s/ John R. Taylor
                                                                                                          Authorized Signatory